Gorilla Technology Group Inc.

7F, No.302, Ruey Kuang Road

Neihu, Taipei 114720, Taiwan, R.O.C.

February 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Edward Kim
Joshua Shainess

Re:  Gorilla Technology Group Inc.

 Registration Statement on Form F-1

 Filed October 12, 2022

 File No. 333-262681

On behalf of Gorilla Technology Group Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company filed the above-referenced Registration Statement (the “Registration Statement”) with the Commission on October 12, 2022, as amended by Amendment No. 1 to the Registration Statement (“Amendment No. 1”) filed on the date hereof. Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter received on November 1, 2022 (the “Comment Letter”) from the Staff.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form F-1

Prospectus Cover Page, page i

1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page of Amendment No. 1.

2. Disclose the exercise prices of the warrants compared to the market price of the underlying ordinary shares. If the warrants are out of the money, please disclose the likelihood that warrant holders will not exercise their warrants. Similarly, if the market price of the ordinary shares are close to the exercise price, clarify that the amount of ordinary shares that are offered as part of this offering may provide downward pressure on the ordinary share market price, which may result in the market price being out of the money. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page of the Amendment No. 1, the “Summary of the Prospectus” section on page 5 of the Amendment No. 1, the “Risk Factors” section on page 39 of the Amendment No. 1, the “Use of Proceeds” section on page 41 of the Amendment No. 1 and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 66 of the Amendment No. 1.

Securities and Exchange Commission

February 22, 2023

3. We note the significant number of redemptions of your ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the ordinary shares here and in the risk factors section. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is near the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page as well as pages 39, 40 and 66 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

4. We note that your projected revenues for 2021 and 2022 were $45,163,329 and $64,950,000, respectively, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and Global SPAC Partners in connection with the evaluation of the Business Combination. We also note that your actual revenues for the six months ended June 30, 2022 was approximately $13.8 million. It appears that you will miss your 2022 revenue projection by a significant amount. Although you only missed your revenue projection for fiscal year 2021 by several million dollars, your failed to achieve your other projected financial information such as gross profit, EBITDA and operating cash flow by material amounts. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s projected 2022 revenue figures were last updated to US$ 51.0 million on page 111 of Amendment No. 4 to the Registration Statement on Form F-4 filed by the Company with the Commission on June 13, 2022 (the “Form F-4”).  In addition, as noted in the Form F-4, the Company experiences seasonality regarding revenue and, typically, we experience a decline in revenue in the three months ended March 31 followed by sequential increases in revenue throughout the year as a result of the timing of when contracts are executed and the period of performance begins.  Although the Company has not yet finalized its 2022 financial results, which will be filed on Form 20-F (prior to April 30, 2023), the Company has updated its disclosure in Liquidity and Capital Resources, as appropriate, to reflect updated information about the Company’s financial position and liquidity. For the Staff’s information and as disclosed in the Amendment No. 1, we believe that we will have sufficient cash flows, after taking into the amount of cash and cash equivalent, time deposits recognized under financial assets at amortized cost (restricted cash), current, unused credit lines from bank loans, shareholder loans and funds from the merger with Global, to meet our obligations on a timely basis for the next 12 months.

Securities and Exchange Commission

February 22, 2023

Overview, page 51

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 65 and 66 of Amendment No. 1.

6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that selling shareholders, including several institutional owners, own a majority of your beneficial ownership of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 66.

Beneficial Ownership of Securities, page 100

7. Please disclose the natural persons that hold investment and/or voting power of the shares owned by Asteria Vision Fund I, L.P., Telstra Ventures Pty Ltd, and SBI AB Fund, and their respective affiliates.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Asteria Vision Fund I, L.P., Telstra Ventures Pty Ltd, and SBI AB Fund did not report on their respective Schedule 13G filings (the “Applicable Schedule 13Gs”) any natural persons who exercise the sole and shared voting and dispositive power with respect to their Company ordinary shares. As of the date of the filing of the Registration Statement and Amendment No. 1, the Company did not believe that the Applicable Schedule 13Gs filed by Asteria Vision Fund I, L.P., Telstra Ventures Pty Ltd, or SBI AB Fund were incomplete or inaccurate.

The Company also respectfully advises the Staff that it does not believe that disclosure of the natural persons, if any, holding voting and dispositive power over the Company ordinary shares held by those entities is required by Item 7.A of Form 20-F, which is incorporated by reference into Item 4 of Form F-1, unless such information is specifically stated in the Schedule 13G filed by the shareholder. Item 7.A of Form 20-F requires that information related to the principal shareholders of the Company be provided only to the extent that it is “known to the company or can be ascertained from public filings” and that “to the extent known to the company, state whether the company is directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.”  Unless specifically described in the Applicable Schedule 13Gs, the Company would not have reason to know the nature of any contract, arrangement, understanding, relationship or otherwise pursuant to which a natural person has voting or investment power or the nature of such contract. The Company is also not aware of an affirmative requirement on its part to determine the natural persons with voting control of an investment advisor or broker dealer or the nature of the agreements between the investment advisor or broker dealers and the account holders if such information is not described in the Schedule 13D or Schedule 13G. The Company has no reason to believe that any holder of securities beneficially owned by Asteria Vision Fund I, L.P., Telstra Ventures Pty Ltd, and SBI AB Fund owns 5% or more of our outstanding shares. Accordingly, the Company did not take additional steps to obtain information concerning the identities of the natural persons exercising voting and dispositive powers over the Company ordinary shares held by these entities.

Analogously, although not referenced by Form F-1, the Company also respectfully advises the Staff, that it does not believe that disclosure of the natural persons, if any, holding voting and dispositive power over the Company ordinary shares held by those entities is required by Instruction 2 of Item 403 of Regulation S-K unless such information is specifically stated in the Schedule 13G filed by the shareholder (in which case, the Company would be deemed to know such information pursuant to Instruction 3 of Item 403 of Regulation S-K). Instruction 2 of Item 403 of Regulation S-K states only that beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act and requires the registrant to “include such additional subcolumns or other appropriate explanation of column (3) necessary to reflect amounts as to which the beneficial owner has (A) sole voting power, (B) shared voting power, (C) sole investment power, or (D) shared investment power.” Unless specifically stated in the Applicable Schedule 13Gs, the Company has no reason to know of any “contract, arrangement, understanding, relationship or otherwise” pursuant to which a natural person has voting and/or investment power.

Securities and Exchange Commission

February 22, 2023

General

8. We note that your beneficial ownership table does not include your SPAC sponsor, Global SPAC Partners Co. In your Form F-4, you indicated that your sponsor’s 4,112,500 Class B ordinary shares would convert into Class A ordinary shares on a one-for-one basis, which would appear to make it a principal shareholder. Please clarify the beneficial ownership of your sponsor. Further, clarify whether any of the sponsor shares are being offered. If such shares have been distributed to their respective members and are now being offered for resale, please provide similar disclosure for these individuals as requested for your sponsor or other selling shareholders that received securities are prices at a discount to public shareholders that purchased in the SPAC IPO.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that all of the SPAC sponsor’s shares have been distributed to their respective members, who are listed on the Selling Securityholders section starting on page 104 of Amendment No.1. The Selling Securityholders who have received sponsor shares are marked with a double asterisk symbol”**” next to their names on the Selling Securityholders table. Accordingly, these sponsor shares are being offered for resale under the Registration Statement and the same disclosures are made for these individuals who have received distribution of the sponsor shares, as are for the other selling shareholders.

9. Please disclose that you are currently in a period of management transition. Please clarify prominently that Dr. Koh, who was the CEO and founder and was to be the post-business combination CEO and director nominee, has retired in September 2022 and is no longer a member of management. Clarify your intentions as to succession plans and the management of the combined entity.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff the Company disclosed under the “Management” section on page 91 of Amendment No.1 that Dr. Koh has retired in September 2022 and is no longer a member of Company management. The full slate of management of the combined entity is also disclosed under the “Management” section on page 91 of Amendment No.1.

10. With respect to your Contingent Value Rights (CVRs), please clarify that most of the public SPAC Class A ordinary shareholders redeemed their shares prior to your business combination and, thus, were not issued Contingent Value Rights. Please clarify that the Class A CVR are concentrated to a relatively small pool of ordinary share investors. Further, it appears that it is unlikely that you will achieve the $65 million revenue target for 2022 based on your financial performance through June 30, 2022, thus, both the Class A and Class B CVRs may be triggered. Please provide an illustration of how these shares may be distributed and clarify whether the PIPE investors or insiders will receive a material amount of such shares underlying the CVRs.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in the “Description of Securities—Contingent Value Rights” section starting on page 98 of the Amendment No. 1.

11. We note that approximately 11% of your 2021 revenue was attributed to Hong Kong and that on page 33, you indicate that you decided to exit the PRC market. Please clearly indicate whether you consider Hong Kong to be part of the PRC market. Please provide an update of your divestiture activities and affirmatively state whether you intend to operate and grow your business in Hong Kong. If you differentiate “mainland China” from Hong Kong, please be consistent throughout your registration statement. Further, please revise to address the regulatory and operational difficulties associated with operating in Hong Kong and clarify whether foreign ownership, currency restrictions, censorship, or industry restrictions apply or may apply to your business in the future.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not consider Hong Kong to be part of the PRC market and has revised disclosures in Amendment No.1, where appropriate, to differentiate Hong Kong from the PRC. The Company also respectfully advises the Staff that it has added the risk factor on page 29 of Amendment No.1 to address the Staff’s comment.

Securities and Exchange Commission

February 22, 2023

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Robert S. Matlin at (212) 536-4066 and David A. Bartz at (615) 780-6743 of K&L Gates LLP.

Sincerely,

By:	/s/ Jayesh Chandan
Name: Jayesh Chandan
Title: Chief Executive Officer

Via E-mail:

cc:	Robert S. Matlin
David A. Bartz
K&L Gates LLP